SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ProShares Trust
(Name of Issuer)

ProShares UltraShort Dow30
(Title of Class of Securities)

74348A590
(CUSIP Number)

January 25, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

1	NAME OF REPORTING PERSONS FCM Investments, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐　　　(b) ☐		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0	
	6	SHARED VOTING POWER 304,150**	
	7	SOLE DISPOSITIVE POWER 0	
	8	SHARED DISPOSITIVE POWER 304,150**	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,150**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%**		
12	TYPE OF REPORTING PERSON* IA, PN		

*　SEE INSTRUCTIONS BEFORE FILLING OUT
**　SEE ITEM 4.

1	NAME OF REPORTING PERSONS FCM Investments GP, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0	
	6	SHARED VOTING POWER 304,150**	
	7	SOLE DISPOSITIVE POWER 0	
	8	SHARED DISPOSITIVE POWER 304,150**	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,150**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%**		
12	TYPE OF REPORTING PERSON* OO		

*   SEE INSTRUCTIONS BEFORE FILLING OUT
**   SEE ITEM 4.

1	NAME OF REPORTING PERSONS T. Montgomery Jones		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0	
	6	SHARED VOTING POWER 304,150**	
	7	SOLE DISPOSITIVE POWER 0	
	8	SHARED DISPOSITIVE POWER 304,150**	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,150**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%**		
12	TYPE OF REPORTING PERSON* IN		

*   SEE INSTRUCTIONS BEFORE FILLING OUT
**   SEE ITEM 4.

<u>**SCHEDULE 13G/A**</u>

This Amendment No. 1 (this "Amendment") to the Schedule 13G (the "Schedule 13G") is being filed on behalf of FCM Investments, L.P., a Texas limited partnership ("FCM"), FCM Investments GP, LLC, a Texas limited liability company (the "GP"), and T. Montgomery Jones (collectively, the "Reporting Persons"). T. Montgomery Jones is the principal and sole member of the GP. The GP is the general partner of FCM. FCM serves as the investment advisor to certain private investment funds and managed accounts (collectively, the "Accounts"). This Schedule 13G relates to shares of beneficial interest, no par value, of ProShares UltraShort Dow30 (the "Shares") issued by ProShares Trust, a Maryland trust (the "Issuer"), held by the Accounts.

This Amendment is being filed to report that the Reporting Persons no longer beneficially own 5% of the Issuer's Shares.

Item 1(a) Name of Issuer.

ProShares Trust

Item 1(b) Address of Issuer's Principal Executive Offices.

7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

Item 2(a) Name of Person Filing.

(1)   FCM Investments, L.P.
(2)   FCM Investments GP, LLC
(3)   T. Montgomery Jones

Item 2(b) Address of Principal Business Office, or, if none, Residence.

For all Filers:
2200 Ross Avenue, Suite 4600 West
Dallas, TX 75205

Item 2(c) Citizenship or Place of Organization.

(1)   FCM Investments, L.P. is a Texas limited partnership.
(2)   FCM Investments GP, LLC is a Texas limited liability company
(3)   T. Montgomery Jones is a U.S. citizen.

Item 2(d) Title of Class of Securities.

ProShares UltraShort Dow30

Item 2(e) CUSIP Number.

74348A590

Item 4   **Ownership.**

    (a)   FCM, the GP and T. Montgomery Jones may be deemed the beneficial owners of 304,150 Shares held by the Accounts.

    (b)   FCM, the GP and T. Montgomery Jones may be deemed the beneficial owners of 2.6% of the outstanding Shares held by the Accounts. This percentage was determined by dividing 304,150 by 11,773,770, which is the number of Shares issued and outstanding.

    (c)   FCM, the GP and T. Montgomery Jones have the shared power to vote and dispose of the 304,150 Shares beneficially owned by the Accounts.

Item 5   **Ownership of Five Percent or Less of a Class.**

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6   **Ownership of More Than Five Percent on Behalf of Another Person.**

Inapplicable.

Item 7   **Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.**

Inapplicable.

Item 8   **Identification and Classification of Members of the Group.**

Inapplicable.

Item 9   **Notice of Dissolution of Group.**

Inapplicable.

Item 10   **Certification.**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits   <u>**Exhibit 99-1**</u>

Joint Filing Agreement, dated January 25, 2016, between FCM, GP and T. Montgomery Jones.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2016


FCM INVESTMENTS, L.P.

By: FCM Investments GP, LLC
    its general partner

By: /s/ T. Montgomery Jones
    Name: T. Montgomery Jones
    Title: Managing Member

FCM INVESTMENTS GP, LLC

By: /s/ T. Montgomery Jones
    Name: T. Montgomery Jones
    Title: Managing Member

/s/ T. Montgomery Jones
T. Montgomery Jones


7

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of beneficial interest, no par value, of ProShares UltraShort Dow30, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 25, 2016.

FCM INVESTMENTS, L.P.

By: FCM Investments GP, LLC
    its general partner

    By: /s/ T. Montgomery Jones
        Name: T. Montgomery Jones
        Title: Managing Member

FCM INVESTMENTS GP, LLC

By: /s/ T. Montgomery Jones
    Name: T. Montgomery Jones
    Title: Managing Member

/s/ T. Montgomery Jones
    T. Montgomery Jones